SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MERUS N.V.

(Name of Subject Company)

GENMAB HOLDING II B.V.

(Name of Filing Person (Offeror))

a wholly owned subsidiary

of

GENMAB A/S

(Name of Filing Persons (Parent of Offeror))

Common Share, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number of Class of Securities)

Greg Mueller

Carl Jacobsens Vej 30

2500 Valby

Denmark

+45 70 20 27 28

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Clare O’Brien Derrick Lott Harald Halbhuber Allen Overy Shearman Sterling US LLP 599 Lexington Avenue New York, NY 10022 Telephone: +1 (212) 848-4000	Christiaan de Brauw Olivier Valk Allen Overy Shearman Sterling LLP Apollolaan 15 1077AB Amsterdam The Netherlands Telephone: +31 20 674 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Genmab Holding II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Genmab A/S, a public limited liability company (Aktieselskab) organized under the laws of Denmark (“Genmab”), to purchase all of the issued and outstanding common shares, nominal value €0.09 per share (each, a “Common Share,” and collectively, the “Common Shares”), in the capital of Merus N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Merus”), in exchange for an amount in cash equal to $97.00 per Common Share (such amount, the “Offer Consideration”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

All of the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Merus N.V., a Dutch public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. Merus’ principal executive offices are located at Uppsalalaan 17, 3rd and 4th Floor, 3584 CT Utrecht, the Netherlands. Merus telephone number at such address is +31 30 253 8800. The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning Merus” is incorporated herein by reference.

(b) This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Common Shares. The information set forth on the cover page and in the section of the Offer to Purchase entitled “Introduction” and “Price Range of Common Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by Genmab A/S, a public limited liability company (Aktieselskab) organized under the laws of Denmark, and Genmab Holding II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly owned subsidiary of Genmab A/S. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Genmab, Purchaser and Certain Related Persons” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (xii), (a)(2)(i)-(v), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 1—“Terms of the Offer”

•	Section 2—“Acceptance for Payment and Payment for Common Shares”

•	Section 3—“Procedures for Accepting the Offer and Tendering Common Shares”

•	Section 4—“Withdrawal Rights”

•	Section 5—“Material United States Federal Income Tax Consequences”

•	Section 6—“Material Dutch Tax Consequences”

•	Section 11—“Background of the Offer; Past Contacts or Negotiations with Merus”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Merus”

•	Section 14—“Certain Effects of the Offer”

•	Section 16—“Conditions of the Offer”

•	Section 17—“Certain Legal Matters; Regulatory Approvals”

•	Section 19—“Miscellaneous”

(a)(1)(ix)-(xi), (a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 9—“Certain Information Concerning Genmab, Purchaser and Certain Related Persons”

•	Section 11—“Background of the Offer; Past Contacts or Negotiations with Merus”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Merus”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Merus”

(c) (1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 11—“Background of the Offer; Past Contacts or Negotiations with Merus”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Merus”

•	Section 14—“Certain Effects of the Offer”

•	Section 15—“Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b), (d) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning Genmab, Purchaser and Certain Related Persons”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Merus”

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 3—“Procedures for Accepting the Offer and Tendering Common Shares”

•	Section 11—“Background of the Offer; Past Contacts or Negotiations with Merus”

•	Section 18—“Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning Genmab, Purchaser and Certain Related Persons”

•	Section 11—“Background of the Offer; Past Contacts or Negotiations with Merus”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Merus”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 1—“Terms of the Offer”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Merus”

•	Section 16—“Conditions of the Offer”

•	Section 17—“Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 1—“Terms of the Offer”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Merus”

•	Section 16—“Conditions of the Offer”

•	Section 17—“Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 14—“Certain Effects of the Offer”

(a)(5) The information set forth in the following section of the Offer to Purchase is incorporated herein by reference:

•	Section 17—“Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated as of October 21, 2025.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Newspaper Advertisement, as published in The Wall Street Journal on October 21, 2025.

(a)(5)(A)	Company Announcement, dated September 29, 2025: Genmab to Acquire Merus, Expanding Late-Stage Pipeline and Accelerating into a Wholly Owned Model (incorporated by reference to Exhibit 99.A5A of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(B)	Genmab investor call slides, dated September 29, 2025 (incorporated by reference to Exhibit 99.A5B of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(C)	Social Media posts of Genmab and Jan G.J. van de Winkel, President and Chief Executive Officer of Genmab, dated September 29, 2025 (incorporated by reference to Exhibit 99.A5C of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(D)	Investor Relations call transcript, dated September 29, 2025 (incorporated by reference to Exhibit 99.A5D of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(E)*	Media Release, dated as of October 21, 2025: Genmab Commences Tender Offer for All Issued and Outstanding Common Shares of Merus N.V.

(b)*	Debt Commitment Letter, dated as of September 29, 2025, by and between Genmab and Morgan Stanley Senior Funding, Inc.

(d)(1)	Transaction Agreement, dated as of September 29, 2025, by and among Genmab, Purchaser and Merus (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Merus with the SEC on September 29, 2025).

(d)(2)*	Confidentiality Agreement, dated as of August 20, 2025, by and between Genmab and Merus

(d)(3)*	Exclusivity Agreement, dated as of September 21, 2025, by and between Genmab and Merus

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2025

GENMAB HOLDING II B.V.

BY:	/s/ Jan G. J. van de Winkel
Name:	Jan G. J. van de Winkel
Title:	Authorized Signatory

GENMAB A/S

BY:	/s/ Jan G. J. van de Winkel
Name:	Jan G. J. van de Winkel
Title:	President & Chief Executive Officer

BY:	/s/ Anthony Pagano
Name:	Anthony Pagano
Title:	Executive Vice President & Chief Financial Officer